Exhibit 2.1 Description of Rights of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") As of April 20, 2022, Super Group (SGHC) Limited ("Super Group," "our company," "we," "us," and "our") has the following securities registered pursuant to Section 12(b) of the Exchange Act: Title of each class Ordinary Shares, no par value per share Warrants Trading Symbol SGHC SGHCWS Name of exchange on which registered New York Stock Exchange New York Stock Exchange Description of Ordinary Shares General We are a non-cellular company with limited liability incorporated under the laws of the Island of Guernsey. Our affairs are governed by our currently effective amended and restated memorandum of incorporation and amended and restated articles of incorporation (the "Governing Documents") and the Companies (Guernsey) Law, 2008 (as amended) (the "Guernsey Companies Law"). Our register of shareholders is kept at our principal executive office at Bordeaux Court, Les Echelons, St. Peter Port, Guernsey, GYI 1AR. Our board of directors (the "Board") is authorized to issue an unlimited number of shares of any class, with or without a par value. Our ordinary shares have no par value. We are generally not required to issue certificates representing the issued ordinary shares of our company which are listed on the NYSE (unless required to be issued pursuant to the Governing Documents or the rules and regulations of the NYSE). Each shareholder whose shares are not listed on the NYSE is entitled to one certificate for all of the shares of each class in the capital of our company held by that shareholder. Legal title to the issued shares is recorded in registered form in our register of shareholders. Subject to certain exceptions, holders of our ordinary shares have no pre-emptive, subscription, redemption or conversion rights. The Board may create and issue additional classes of shares which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares will have such voting powers (full or limited or without voting powers), designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as may be determined by the Board. Dividends The holders of our ordinary shares are entitled to such dividends as may be declared by the Board, subject to the Guernsey Companies Law and the Governing Documents. Dividends and other distributions authorized by the Board in respect of the issued and outstanding ordinary shares shall be paid in accordance with the Governing Documents and shall be distributed among the holders of our ordinary shares on a pro rata basis. Voting Rights Ordinary shares entitle the holder (i) on a show of hands, to one vote and (ii) on a poll, to one vote for each ordinary share registered in the name of the holder on all matters upon which the ordinary shares are entitled to vote (whether in person or by proxy). Voting at any shareholders' meeting is by way of poll, unless otherwise determined by the Board or our shareholders in accordance with the Guernsey Companies Law.

ln determining the number of votes cast at a general meeting of shareholders for or against a proposal, holders of ordinary shares who abstain from voting on any resolution will be counted for purposes of determining a quorum but not for the purposes of determining the number of votes cast. No business shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Two or more shareholders present (in person or by proxy) and entitled to vote and who hold in aggregate not less than fifty percent plus one ordinary share of all voting share capital in issue shall be a quorum. A resolution passed as an ordinary resolution in accordance with the Guernsey Companies Law requires the affirmative vote of a simple majority of the votes of shareholders entitled to vote and voting in person or by attorney or proxy at a quorate general meeting or a simple majority of the total voting rights of eligible shareholders (being the shareholders entitled to vote on the circulation date of a written resolution) ("eligible shareholders") by written resolution (an "Ordinary Resolution"), while a resolution passed as a special resolution in accordance with the Guernsey Companies Law requires the affirmative vote of not less than seventy five percent of the votes of the shareholders entitled to vote and voting in person or by attorney or proxy at a quorate general meeting or seventy five percent of the total voting rights of eligible shareholders by written resolution (a "Special Resolution"). A Special Resolution is required for important matters such as (without limitation) the merger or consolidation of Super Group or making changes to the Governing Documents or the voluntary winding up of Super Group. Variation of Rights The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than three fourths of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares. The rights attached to any class of shares may, however, be varied without the consent of the holders of the issued shares of that class where such variation is considered by our directors not to have a material adverse effect upon such rights. Transfer of Ordinary Shares Where ordinary shares have been admitted to settlement by means of the uncertificated system operated by DTC (or any other uncertificated system to which our shares are admitted to settlement) (an "uncertificated system"), any shareholder may transfer all or any of his or her ordinary shares in accordance with and subject to the rules issued by DTC (or such other operator as may operate the relevant uncertificated system) (the "Rules") and no written instrument of transfer shall, subject to the Rules, be required. Where any ordinary shares are not admitted to an uncertificated system, a shareholder may transfer his or her ordinary shares by an instrument of transfer in the usual form or any other form approved by the Board. In addition, the Governing Documents provide (without limitation) that the Board may, subject to the Rules, decline to recognize any transfer of our ordinary shares of the Company which are admitted to settlement on an uncertificated system if (i) the transfer is in breach of the Rules or (ii) the transfer would prevent dealings in the share from taking place on an open and proper basis on the NYSE. The transfer of our ordinary shares is also subject to any relevant securities laws (including the Exchange Act). Liquidation On a return of capital on winding up or otherwise (other than on conversion, redemption or repurchase by us of our ordinary shares and subject to any agreement between the relevant shareholders and us in respect of the ordinary shares), assets available for distribution among the holders of our ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis.

Share Repurchases and Redemptions We may purchase our own ordinary shares on a stock exchange if the acquisition is approved in advance by an Ordinary Resolution which complies with the requirements of the Guernsey Companies Law (which may be general or limited to shares of a particular class or description). We may also purchase our own ordinary shares in privately negotiated transactions if the terms of the contract to acquire such shares are approved in advance by an Ordinary Resolution (again, which complies with the requirements of the Guernsey Companies Law). The Governing Documents provide that our ordinary shares are redeemable by agreement between us and the relevant shareholder. However, any such redemption would need to be effected on a pro rata basis unless all other shareholders entitled to participate waive their participation rights. We may not buy back or redeem any ordinary share unless the Board has made a statutory solvency determination that it is satisfied on reasonable grounds that we will, immediately after the buy back or redemption, satisfy the solvency test set out in the Guernsey Companies Law (meaning that we are able to pay our debts as they become due and that the value of our assets is greater than the value of our liabilities). Conversion There are no automatic conversion rights which attach to our ordinary shares. The Governing Documents do, however, provide that (i) the whole or any particular class or part of a class of shares may be re-designated as shares of another class and (ii) shares the nominal amount of which is expressed in a particular currency may be converted into shares of a nominal amount of a different currency, in each case where shareholders approve such action by Ordinary Resolution. Lien, Forfeiture and Surrender We shall have a first and paramount lien and charge on all shares (not being fully paid) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of those shares. Such lien or charge shall extend to all dividends and distributions from time to time declared in respect of such shares. Unless otherwise agreed, the registration of a transfer of shares shall operate as a waiver of our lien and charge (if any) on such shares. Our directors may at any time make calls upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium) and each shareholder shall pay to us at the time and place appointed the amount called. If a shareholder fails to pay any call or installment on the day appointed, our directors may serve notice requiring payment of so much of the call or installment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by us by reason of non-payment. If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may, at any time before payment has been made and subject to the Guernsey Companies Law, be forfeited by a resolution of our directors to that effect. Such forfeiture shall include all dividends or other distributions declared in respect of the forfeited share and not actually paid before the forfeiture. A forfeited share shall be deemed to be our property and, subject to the provisions of the Guernsey Companies Law and the Governing Documents, may be sold, re-allotted or otherwise disposed of on such terms as our directors shall think fit. A person whose shares have been forfeited shall cease to be a shareholder in respect of those shares but shall remain liable to pay to us all moneys which, at the date of forfeiture, were payable by him to us in respect of the shares together with interest from the date of forfeiture until payment at such rate as our directors may determine. Our directors may accept from any shareholder on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

Directors Appointment and Removal Our management is vested in our board of directors. The Governing Documents provide that there shall be a board of directors consisting of no fewer than two and no greater than 14 directors, unless increased or decreased from time to time by the board of directors or by shareholders in a general meeting by Ordinary Resolution. So long as shares of Super Group are listed on the NYSE, the Board shall include such number of "independent directors" as the relevant rules applicable to the listing of such shares on the NYSE require. The Board shall, subject to applicable law and the listing rules of the NYSE (or any other stock exchange on which our shares are listed) ensure that any individual nominated in writing by our shareholders holding a majority of the issued shares from time to time are nominated for election as a director at the next annual meeting or extraordinary general meeting called for that purpose. The directors shall have the right to nominate an individual for election as a director at the next annual general meeting or extraordinary general meeting called for that purpose. In both cases, such individual shall be appointed if approved by Ordinary Resolution at such general meeting. The directors shall have power at any time to appoint any person to be a director in accordance with the terms of the Governing Documents, applicable law and the listing rules of the NYSE (or any other stock exchange on which our shares are listed). A director may be removed from office by the holders of ordinary shares by Ordinary Resolution at any time before the expiration of his term. The appointment and removal of directors is subject to the Guernsey Companies Law, the Governing Documents, applicable rules of the NYSE (or any other stock exchange on which our shares are listed). The detailed procedures for the nomination of persons proposed to be elected as directors at any general meeting are set out in the Governing Documents. Indemnification of Directors and Executive Officers and Limitation of Liability To the fullest extent permitted by law, the Governing Documents provide that directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director's or officer's negligence, default, breach of duty, breach of trust or actual fraud. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Alternate Directors Any director (other than an alternate director) may appoint any other person (whether a shareholder of our company or otherwise and including another director of our company) to act in his or her place as an alternate director. No appointment of an alternate director shall take effect until the appointing director has lodged the notice appointing his alternate at our registered office. A director may revoke his or her appointment of an alternate at any time. No revocation shall take effect until the appointing director has lodged the notice revoking the appointment at our registered office. An appointed and acting alternate director may (a) attend and vote at any board meeting or, where his appointor would be entitled to attend, meeting of a committee of the directors at which the appointing director is not personally present; (b) sign any written resolution of the directors or a committee of the directors circulated for written consent; and (c) generally perform all the functions of the appointing director in his or her absence. An alternate director, however, is not entitled to receive any remuneration from us for services rendered as an alternate director but shall be entitled to be paid all reasonable expenses incurred in exercise of his duties. A director who is also an alternate director shall be entitled to vote for such other director as well as on his own account but no director shall at any meeting be entitled to act as alternate director for more than one other director.

Shareholder Power to Requisition General Meetings Our directors are required to call a general meeting if requisitioned to do so in writing, given by one or more shareholders who together hold more than 10% of the capital of our company as carries the right to vote at such general meeting (excluding any capital held as treasury shares). The requisition must specify the general nature of the business to be dealt with at the meeting; be signed by or on behalf of the requisitioners and must be deposited at our registered office. Should our directors fail to call a general meeting within 21 days from the date of deposit of a requisition to be held within 28 days of the date of the notice convening the meeting, the requisitioners or any of them representing more than one half of the total voting rights of the members who requested the meeting, may call a general meeting to be held within three months from the date on which our directors became subject to the requirement to call a meeting. Shareholder Proposals In addition to the above ability for a shareholder to requisition a general meeting for a specific purpose, a proposal may be properly brought before an annual general meeting by any shareholder of Super Group who is a shareholder of record on both the date of the giving of the notice by such shareholder provided for in the Governing Documents and the record date for the determination of shareholders entitled to vote at such annual general meeting, and who complies with the notice and other procedures set forth in the Governing Documents. Shareholder Proposals Other Than Director Nominations The Governing Documents set forth requirements for shareholders wishing to propose business other than the nomination of directors at an annual general meeting. In addition to any other applicable requirements, for business to be brought properly before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the secretary of Super Group (the "Secretary"). For matters other than for the nomination for election of a director to be made by a shareholder, to be timely such shareholder's notice shall be delivered to our principal executive offices not less than ninety (90) days and not more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year's annual general meeting. However, if our annual general meeting occurs on a date more than thirty (30) days earlier or later than our prior year's annual general meeting, then the directors will determine a date a reasonabl e period prior to our annual general meeting by which date the shareholder's notice must be delivered and publicize such date in a filing pursuant to the Exchange Act, or via press release. Such publication shall occur at least fourteen (14) days prior to the date set by the directors. To be in proper written form, a shareholder's notice must set forth as to such matter such shareholder proposes to bring before the annual general meeting: a reasonably brief description of the business desired to be brought before the annual general meeting, including the text of the proposal or business, and the reasons for conducting such business at the annual general meeting; the name and address, as they appear on our register of shareholders, of the shareholder proposing such business and any Shareholder Associated Person (as defined below); the class or series and number of our ordinary shares that are held of record or are beneficially owned by such shareholder or any Shareholder Associated Person and any derivative positions held or beneficially held by the shareholder or any Shareholder Associated Person; whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such shareholder or any Shareholder Associated Person with respect to any of our securities, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to any of our securities;

any material interest of the shareholder or a Shareholder Associated Person in such business, including a reasonably detailed description of all agreements, arrangements and understandings between or among any of such shareholders or between or among any proposing shareholders and any other person or entity (including their names) in connection with the proposal of such business by such shareholder; and a statement as to whether such shareholder or any Shareholder Associated Person will deliver a proxy statement and fonn of proxy to holders of at least the percentage of our voting shares required under applicable law and the rules of the NYSE to carry the proposal. A Shareholder Associated Person of any shareholder includes: any affiliate (as defined in the Governing Documents) of, or person acting in concert with, such shareholder; any beneficial owner of our ordinary shares owned of record or beneficially by such shareholder and on whose behalf the proposal or nomination, as the case may be, is being made; and any person controlling, controlled by or under common control with a person referred to in the preceding two bullets. Shareholder's Nomination of a Director The Governing Documents also set forth requirements for shareholders wishing to nominate directors. An eligible shareholder who follows these procedures is entitled to have their nomination included in our proxy statement and therefore would not be required to solicit their own proxies in accordance with any applicable laws and rules. For a nomination for election of a director to be made by a shareholder, such shareholder must: be a shareholder of record on both the date of the giving of the notice by such shareholder provided for in the Governing Documents and the record date for the determination of shareholders entitled to vote at such annual general meeting; on each such date beneficially own more than 15% of the issued ordinary shares (unless otherwise provided in the Exchange Act or the rules and regulations of the SEC); and have given timely notice thereof in proper written form to the Secretary. If a shareholder is entitled to vote only for a specific class or category of directors at a meeting of the shareholders, such shareholder's right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors. To be timely, a shareholder's notice must be delivered to or mailed and received at our registered offices not less than 45 nor more than 120 days prior to the meeting. To be in proper written form, a shareholder's notice to the Secretary must set forth: as to each nominating shareholder: the information about the shareholder and its Shareholder Associated Persons specified above under " - Shareholder proposals other than director nominations"; and any other information relating to such shareholder that would be required to be disclosed pursuant to any applicable law and rules of the SEC or of the NYSE; and as to each person whom the shareholder proposes to nominate for election as a director:

all information that would be required if such nominee was a nominating shareholder, as described above, except such information shall also include the business address of the person; the principal occupation or employment of the person; all information relating to such person that is required to be disclosed in solicitations of proxies for appointment of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act or any successor provisions thereto, and any other information relating to the person that would be required to be disclosed pursuant to any applicable law and rules of the SEC or of the NYSE; and a description of all direct and indirect compensation and other material monetary arrangements and understandings during the past three years, and any other material relationship, between or among any nominating shareholder and its affiliates, on the one hand, and each proposed nominee and his respective affiliates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K of the Exchange Act if such nominating shareholder were the "registrant" for purposes of such rule and the proposed nominee were a director or executive officer of such registrant. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. We may require any proposed nominee to furnish such other information as may be reasonably required by us to determine the eligibility of such proposed nominee to serve as an independent director of our company in accordance with the rules of the NYSE. Description of Warrants Public Shareholders' Warrants Each whole Super Group warrant entitles the registered holder to purchase one of our ordinary shares at a price of $11.50 per share, subject to adjustment as discussed below, at any time. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of our ordinary shares. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least two units, you will not be able to receive or trade a whole warrant. The warrants will expire January 27, 2027, at 5:00 PM, Eastern Time, or earlier upon redemption or liquidation. We will not be obligated to deliver any of our ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue an ordinary share upon exercise of a warrant unless the ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. We have registered the issuance of ordinary shares upon exercise of the Super Group warrants. We will use our commercially reasonable efforts to maintain a current prospectus relating to those ordinary shares until the Super Group warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if our ordinary shares are at the time of any exercise of a Super Group warrant not listed on a national securities exchange and, as such, do not satisfy the definition of a "covered security" under Section l 8(b)( l) of the Securities Act, we may, at our option, require holders of public warrants who exercise their Super Group warrants to do so on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. During any period when we have failed to maintain an effective registration statement, holders may exercise Super Group warrants on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act or another exemption. In such event, each holder would pay the exercise price by surrendering the Super Group warrants for that number of our ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of our ordinary shares underlying the Super Group warrants, multiplied by the excess of the "fair market value" of an ordinary share over the exercise price of a Super Group warrant by (y) the fair market value and (B) 0.361 per whole warrant. The "fair market value" as used in this paragraph shall mean the average of the last reported sale prices of our ordinary shares for the ten trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. Redemption of Super Group Warrants When the Price Per Ordinary Share Equals or Exceeds $18.00. Once the Super Group warrants become exercisable, we may redeem the outstanding Super Group warrants (except as described herein with respect to the Private Placement Warrants (as described under the heading "-Description of Warrants - Private Placement Warrants"): in whole and not in part; at a price of $0.01 per warrant; upon a minimum of30 days' prior written notice of redemption to each warrant holder; and if, and only if, the last reported sale price of the ordinary shares for any 20 trading days within a 30-trading day period (the "Reference Value") equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading "-Description of Warrants - Public Shareholders' Warrants -Anti-Dilution Adjustments"). We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of our ordinary shares issuable upon exercise of the Super Group warrants is then effective and a current prospectus relating to those ordinary shares is available throughout the 30-day redemption period. If and when the Super Group warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Super Group warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Super Group warrants, each Super Group warrant holder will be entitled to exercise his, her or its Super Group warrant prior to the scheduled redemption date. Any such exercise would not be done on a "cashless" basis and would require the exercising Super Group warrant holder to pay the exercise price for each Super Group warrant being exercised. However, the price of our ordinary shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Super Group warrant as described under the heading " - Warrants - Public Shareholders' Warrants - Anti-Dilution Adjustments") as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued. Redemption of Super Group Warrants When the Price Per Ordinary Share Equals or Exceeds $10.00. Once the Super Group warrants become exercisable, we may redeem the outstanding Super Group warrants: in whole and not in part; at $0.10 per Super Group warrant upon a minimum of 30 days' prior written notice of redemption provided that holders will be able to exercise their Super Group warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the "fair market value" of our ordinary shares (as defined below in the immediately following paragraph) except as otherwise described below; if, and only if, the Reference Value (as defined above under the heading" - Redemption of Super Group Warrants When the Price Per Ordinary Share Equals or Exceeds $18.00 ") equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Super Group warrant as described under the heading " - Warrants - Public Shareholders' Warrants -Anti-Dilution Adjustments"); and

if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading" - Warrants - Public Shareholders' Warrants -Anti-Dilution Adjustments"), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Beginning on the date the notice of redemption is given until the Super Group warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of our ordinary shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the "fair market value" of our ordinary shares on the corresponding redemption date (assuming holders elect to exercise their Super Group warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume-weighted average price of our ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Super Group warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the I 0-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Super Group warrant or the exercise price of a warrant is adjusted as set forth under the heading " - Anti-Dilution Adjustments" below. If the number of shares issuable upon exercise of a Super Group warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the Super Group warrant after such adjustment and the denominator of which is the price of the Super Group warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Super Group warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Super Group warrant as so adjusted. If the exercise price of a Super Group warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading "-Anti-Dilution Adjustments" below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading "-Anti-Dilution Adjustments" and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading " - Anti-Dilution Adjustments" below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Super Group warrant pursuant to such exercise price adjustment.

	Fair Market Value of Ordinary Shares							
Redemption Date (period to expiration of warrants)	:S 10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00 ::: 18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358 0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358 0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357 0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357 0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356 0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356 0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355 0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354 0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353 0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352 0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351 0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350 0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348 0.361

21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months			0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of our ordinary shares to be issued for each Super Group warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our ordinary shares as reported during the IO trading days immediately following the date on which the notice of redemption is sent to the holders of the Super Group warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Super Group warrants, holders may choose to, in connection with this redemption feature, exercise their Super Group warrants for 0.277 ordinary shares for each whole Super Group warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of our ordinary shares as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Super Group warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 ordinary shares for each whole warrant. In no event will the Super Group warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 ordinary shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the Super Group warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any ordinary shares.

This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when our ordinary shares are trading at or above $10.00 per share, which may be at a time when the trading price of our ordinary shares is below the exercise price of the Super Group warrants. We have established this redemption feature to provide us with the flexibility to redeem the Super Group warrants without the Super Group warrants having to reach the $18.00 per share threshold set forth above under " - Redemption of Super Group Warrants When the Price Per Ordinary Share Equals or Exceeds $18.00. "Holders choosing to exercise their Super Group warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their Super Group warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding Super Group warrants, and therefore have certainty as to our capital structure as the Super Group warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the Super Group warrants if we determine it is in our best interest to do so. As such, we would redeem the Super Group warrants in this manner when we believe it is in our best interest to update our capital structure to remove the Super Group warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the Super Group warrants when our ordinary shares are trading at a price starting at$ I 0.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Super Group warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Super Group warrants when our ordinary shares are trading at a price below the exercise price of the warrants, this could result in the Super Group warrant holders receiving fewer ordinary shares than they would have received if they had chosen to wait to exercise their Super Group warrants for ordinary shares if and when such ordinary shares were trading at a price higher than the exercise price of $11.50.

No fractional ordinary shares will be issued upon exercise. lf, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of our ordinary shares to be issued to the holder. Redemption procedures A holder of a Super Group warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Super Group warrant, to the extent that after giving effect to such exercise, such person (together with such person's affiliates or any person subject to aggregation with such person for the purposes of the "beneficial ownership" test under Section 13 of the Exchange Act, or any "group" (within the meaning of Section 13 of the Exchange Act) of which such person is or may be deemed to be a part), to the warrant agent's actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as specified by the holder) of our ordinary shares outstanding immediately after giving effect to such exercise. Anti-Dilution Adjustments If the number of our outstanding ordinary shares is increased by a stock dividend payable in ordinary shares, or by a split-up of our ordinary shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of our ordinary shares issuable on exercise of each Super Group warrant will be increased in proportion to such increase in our outstanding ordinary shares. A rights offering made to holders of our ordinary shares entitling holders to purchase our ordinary shares at a price less than the "historical fair market value" (as defined below) will be deemed a stock dividend of a number of our ordinary shares equal to the product of (i) the number of our ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for our ordinary shares) and (ii) one minus the quotient of (x) the price per ordinary share paid in such rights offering divided by (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for ordinary shares, in determining the price payable for ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) "historical fair market value" means the volume weighted average price of our ordinary shares as reported during the 10 trading day period ending on the trading day prior to the first date on which our ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights. In addition, ifwe, at any time while the Super Group warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of our ordinary shares on account of such ordinary shares (or other securities into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends (initially defined as up to $0.50 per share in a 365 day period), then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each ordinary share in respect of such event. If the number of our outstanding ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of our ordinary shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of our ordinary shares issuable on exercise of each Super Group warrant will be decreased in proportion to such decrease in our outstanding ordinary shares. Whenever the number of our ordinary shares purchasable upon the exercise of the Super Group warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of our ordinary shares purchasable upon the exercise of the Super Group warrants immediately prior to such adjustment and (y) the denominator of which will be the number of our ordinary shares so purchasable immediately thereafter. In case of any reclassification or reorganization of our outstanding ordinary shares (other than those described above or that solely affects the par value of such ordinary shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of our outstanding ordinary shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Super Group warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Super Group warrants and in lieu of the ordinary shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of our ordinary shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of our ordinary shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the Super Group warrants in order to determine and realize the option value component of the Super Group warrant. This formula is to compensate the Super Group warrant holder for the loss of the option value portion of the Super Group warrant due to the requirement that the Super Group warrant holder exercise the Super Group warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available. The warrant holders do not have the rights or privileges of holders of our ordinary shares and any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders. No fractional shares will be issued upon exercise of the Super Group warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of our ordinary shares to be issued to the warrant holder. Private Placement Warrants The warrants issued to Sports Entertainment Acquisition Holdings LLC (the "Sponsor") and PJT Partners Holdings LP in a private placement simultaneously with the closing of our initial public offering (as well as in connection with the closing of the partial exercise by the underwriters of their over-allotment option), with each such warrant entitling the holder thereof to purchase one share of our Class A common stock at a price of $11.50 per share (the "Private Placement Warrants") (including the ordinary shares issuable upon exercise of the Private Placement Warrants) will not be redeemable by the Company (except as described above under "Redemption of Super Group Warrants When the Price Per Ordinmy Share Equals or Exceeds $10.00") so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Super Group warrants sold as part of the units in the IPO, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders on the same basis as the Super Group warrants included in the units sold in the IPO. Except as described above under "Redemption of Super Group Warrants When the Price Per Ordinary Share Equals or Exceeds $10.00," if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering the Super Group warrants for that number of our ordinary shares equal to the quotient obtained by dividing (x) the product of the number of our ordinary shares underlying the Super Group warrants, multiplied by the excess of the "fair market value" of our ordinary shares over the exercise price of the Super Group warrants by (y) the fair market value. The "fair market value" shall mean the average of the last reported sale prices of our ordinary shares for the ten trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities ifhe or she is in possession of material non-public information. Accordingly, unlike public stockholders who could sell the ordinary shares issuable upon exercise of their Super Group warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Enforceability of Civil Liabilities In Guernsey, foreign judgments can be recognized by the Royal Court of Guernsey (the "Guernsey Court") either under the Foreign Judgments (Reciprocal Enforcement) (Guernsey) Law, 1957, as amended (the "1957 Law"), which provides a statutory framework for the enforcement of judgments made in a reciprocating country and of a kind to which the 1957 Law applies, or under the principles of common law. Save for very exceptional and limited circumstances, if the 1957 Law does not apply then the common law prevails. For jurisdictions not included in the 1957 Law, including the U.S., a judgment obtained in a court in the U.S. against the Company (or our directors or officers) cannot be registered or enforced in Guernsey, pursuant to the 1957 Law, but may be enforceable by separate action on the judgment in accordance with Guernsey common law rules. To enforce the judgment of a court of the U.S. in Guernsey, the claimant would be required to bring fresh proceedings before the Guernsey Court, suing on the foreign judgment itself and applying for summary judgment if the case is placed on the pleadings list (essentially, where the case is defended). In such an action, the Guernsey Court is unlikely to re-examine the merits of the original case decided by a U.S. court. According to current practice, the Guernsey Court will (subject to the following matters) enforce the judgment of a court in the United States in in personam proceedings provided that the following conditions inter alia are satisfied: (a) the judgment is for a debt or fixed or ascertainable sum of money (provided that the judgment does not relate to U.S. penal, revenue or other public laws); (b) the judgment is final and conclusive; and (c) the court in the U.S. had, at the time when proceedings were served, jurisdiction over the judgment debtor in accordance with the Guernsey rules of private international law. The Guernsey Court will not, however, enforce that judgment if the judgment debtor satisfies the Guernsey Court that: (a) the judgment was given in proceedings that were in breach of principles of natural or substantial justice; (b) enforcement of the judgment would be contrary to Guernsey public policy; (c) the foreign court did not have jurisdiction to give that judgment according to Guernsey rules on the conflict of laws; (d) there was fraud on the part of the U.S. court pronouncing judgment; (e) there was fraud on the part of the party in whose favor the judgment was given; (f) enforcement proceedings are time barred under the Guernsey laws on prescription/limitation; (g) the foreign judgment is not for a definite sum of money (which is not a sum in respect of taxes or penalties) or is not final and conclusive; (h) the foreign judgment was against a person who was entitled to immunity from the courts of that country; and (i) the foreign court had no jurisdiction in circumstances where the judgment debtor was, at the time the proceedings were instituted, present in the foreign country and the bringing of proceedings in that U.S. court was contrary to an agreement under which the dispute was to be settled and the judgment debtor did not agree to the proceedings being brought in that U.S. court, nor counterclaimed or otherwise submitted to the jurisdiction.

lf the Guernsey Court gives judgment for the sum payable under a judgment of a United States court, the Guernsey judgment would be enforceable by the methods generally available for the enforcement of Guernsey judgments. These give the Guernsey Court discretion whether to allow enforcement by any particular method. In addition, it may not be possible to obtain a Guernsey judgment or to enforce any Guernsey judgment: if the judgment debtor is subject to any insolvent administration or similar proceedings; if there is delay; if an appeal is pending or anticipated against the Guernsey judgment in Guernsey or against the foreign judgment in the courts of the United States; or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Additionally any security interest may affect the circumstances where the Guernsey Court provides judicial assistance to persons empowered under foreign bankruptcy law to act on behalf of an insolvent company and/or in relation to the enforcement of a judgment debt. Jurisdiction A foreign court is considered to have jurisdiction where one of four criteria is met, being any of the following: (a) where the respondent to the order sought to be enforced was, at the time the proceedings were instituted, present in the foreign jurisdiction (and where that "person" is a corporate entity, where it is resident or maintains a fixed place of business in the foreign jurisdiction); (b) where the respondent to the order sought to be enforced was a claimant or counterclaimant in the proceedings in the foreign court; (c) where the respondent to the order sought to be enforced submitted to the jurisdiction of the foreign court by voluntarily appearing in the proceedings; or (d) where the respondent to the order sought to be enforced agreed, prior to the commencement of the proceedings, to submit to the jurisdiction of the foreign court. Sum of Money It is a generally accepted principle of common law in Guernsey that for the Guernsey Court to recognize a foreign judgment, that judgment needs to be for a definite sum of money and must not include deductions or additions for unspecified amounts such as tax, nor can it include penalties. Final and Conclusive A foreign judgment which is final and conclusive, for the purposes of recognition under Guernsey common law, is one which cannot be varied by the court which pronounced it, notwithstanding that there may be a right of appeal. Original actions in courts of Guernsey The Guernsey Court will primafacie take jurisdiction over an action brought by a holder of our ordinary shares under U.S. securities laws against us, and would apply U.S. law (if applicable and appropriate) to determine our liability. However, the Guernsey Court may decline to exercise jurisdiction over the claim. A key factor as to whether the Guernsey Court would take jurisdiction is likely to be an argument onjorum conveniens. Factors such as the extent of the disputed issues of foreign law, the nature of the dispute, our residence and place of business, and the location of key witnesses is likely to influence the Guernsey Court's decision in this area. Transfer Agent and Warrant Agent The transfer agent for our ordinary shares and warrant agent for the Super Group warrants is Continental Stock Transfer & Trust Company.

Other Guernsey Law Considerations Compromises and Arrangements Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or its shareholders or a class of either of them (as applicable), the Royal Court of Guernsey (the "Court") may order a meeting of the creditors or class or creditors or of the Company's shareholders or class of shareholders (as applicable) to be called in such manner as the Court directs. Any compromise or arrangement approved by a majority in number representing 75% in value of the members or class of members (excluding any shares held as treasury shares) or creditors or class of creditors (as the case may be), present and voting either in person or by proxy at the meeting, if sanctioned by the Court, is binding on us and all our creditors, shareholders or members of the specific class of either of them (as applicable) and any liquidator or administrator and contributories (where relevant). Certain Disclosure Obligations We are subject to certain disclosure obligations under Guernsey and U.S. law and the rules of the NYSE. The following is a description of the general disclosure obligations of public companies under Guernsey and U.S. law and the rules of the NYSE. Periodic Reporting under Guernsey Law Under the Guernsey Companies Law, we are required to submit to the Guernsey Registry between 1 January and the last day of February in each year an annual validation containing information current on December 31 of the previous year. We are also required to file with the Guernsey Registry details of any change of its directors, or their details, within 14 days of the relevant change and details of any change of its registered office. Certain shareholder resolutions must also be filed with the Guernsey Registry within certain timeframes. For example, a copy of every Special Resolution must be filed with the Guernsey Registry within 30 days of it being passed. Periodic Reporting under U.S. Securities Law We are a "foreign private issuer" under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, "foreign private issuers" are subject to different disclosure requirements than U.S. registrants. We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NYSE's listing standards. Registration Rights Certain persons who are holders of our shares and warrants are entitled to registration rights pursuant to the Amended and Restated Registration Rights Agreement, entered into between Super Group, Sport Entertainment Acquisition Corp., a Delaware corporation and SGHC Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey, et al., on January 27, 2022.